SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/8/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
202,379

8. SHARED VOTING POWER
272,131

9. SOLE DISPOSITIVE POWER
202,379
_______________________________________________________

10. SHARED DISPOSITIVE POWER
272,131



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
474,510 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.40%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
202,379

8. SHARED VOTING POWER
272,131

9. SOLE DISPOSITIVE POWER
202,379
_______________________________________________________

10. SHARED DISPOSITIVE POWER
272,131



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
474,510 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.40%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
202,379

8. SHARED VOTING POWER
272,131

9. SOLE DISPOSITIVE POWER
202,379
_______________________________________________________

10. SHARED DISPOSITIVE POWER
272,131



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
474,510 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.40%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
202,379

8. SHARED VOTING POWER
272,131

9. SOLE DISPOSITIVE POWER
202,379
_______________________________________________________

10. SHARED DISPOSITIVE POWER
272,131



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
474,510 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.40%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13D filed Feb 28 , 2017 Except as specifically set forth herein, the Schedule 13D remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 8, 2018, there were 7,418,948 shares of common stock outstanding as of October 31, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of March 8, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 474,510 shares of SGF (representing 6.40% of SGF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 474,510 shares of SGF include 202,379 shares (representing 2.73% of SGF's outstanding shares) that are beneficially owned by Messrs Goldstein, Samuels and Dakos and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Messrs. Goldstein, Samuels and Dakos and the Bulldog Investors Group of
Funds may be deemed to constitute a group.
All other shares included in the aforementioned 474,510 shares of SGF beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 272,131 shares (representing 3.67% of SGF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 202,379 shares. Bulldog Investors, LLC has shared power to dispose of and vote 272,131 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SGF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of SGF were bought:

Date:		        Shares:		Price:
01/16/18		25,000		13.1422
01/17/18		1,000		13.1000
02/14/18		400		12.7700
02/15/18		3,520		12.9910
02/20/18		3,000		13.0000
02/26/18		7,700		13.3152
02/27/18		2,174		13.2038
03/06/18		12,420		13.0924
03/08/18		17,500		12.9951



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/9/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.